MARS 2020 PERSEVERANCE ROVER'S THERMAL MANAGEMENT TECHNOLOGY TRANSFORMING AN $8 BILLION GLOBAL MARKET

Find out how KULR Technology Group is taking its space-proven solutions for electronics and lithium-ion batteries to serve the world of electric transportation, energy storage, battery safety, 5G infrastructure, cloud computing, and aerospace and defense applications.

NASA

"To date, NASA has not found a design solution with as much promise"

JPL Jet Propulsion Laboratory

"The KULR team has been an essential part of many of our projects"

CNN

"The scalability of this business is huge"

abc

"Thrilled to make a mark on this historic exploration"

WSJ

"Right now KULR is a star"

Litchfield Hills

"A Buy rating and $5.00 twelve month price target"

LITCHFIELD HILLS RESEARCH INITIATES KULR WITH A "BUY" RATING AND $5.00 PRICE TARGET

CNN INTERVIEWS KULR ON PROTECTION FOR LITHIUM-ION BATTERIES INDUSTRY GROWTH

ABC INTERVIEWS KULR ON MARS 2020 ROVER SET TO LAUNCH IN JULY

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